OMB APPROVAL
OMB Number:
Expires:February 28, 2009
Estimated average burden
hours per response 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Riviera Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

769627100

(CUSIP Number)

Plainfield Asset Management LLC
55 Railroad Avenue
Third Floor
Greenwich, CT 06830
Attention: General Counsel
Telephone: 203-302-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
Attention: Richard Birns
Telephone: 212-446-2300

February 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38388F108
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Plainfield Special Situations Master Fund Limited FEIN 98-451872
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,874,783
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,874,783
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,783
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 38388F108
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Plainfield Asset Management LLC FEIN 20-2332356
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,874,783
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,874,783
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,783
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 38388F108
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Max Holmes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,874,783
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,874,783
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,783
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.   Security and the Issuer

This Amendment No. 2 (this “Amendment”) amends certain information in the statement on Schedule 13D (the “Initial Statement”) initially filed on August 11, 2008, as amended by Amendment No. 1 on November 20, 2008, relating to the shares of Common Stock, par value $0.001 per share (the “Common Shares”), of Riviera Holdings Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, NV 89109.

Item 3.  Source and Amount of Funds or other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

In acquiring an additional 519,770 Common Shares owned by the Master Fund, the Master Fund expended approximately $1,637,275 (excluding commissions) of its investment funds.

Item 5.   Purpose of Transaction

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

The trading dates, number of Common Shares purchased or sold and the average price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all through a private sale, are as set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Plainfield Special Situations Master Fund Ltd.	2/10/09	519,770	$3.15

As of the date of the filing of this statement, after giving effect to these purchases, the Reporting Persons may be deemed to beneficially own in the aggregate 1,874,783 Common Shares, representing approximately 14.99% of the Common Shares (based on 12,498,555 Common Shares reported by the Issuer as outstanding as of November 4, 2008, in the Issuer’s Form 10-Q filed on November 10, 2008).

The Master Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 1,874,783 Common Shares beneficially owned by the Master Fund (the “Master Fund Shares”).

Asset Management, as the Master Fund’s investment manager, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  Max Holmes, as managing member and the chief investment officer of Asset Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  None of Asset Management or Max Holmes owns any Common Shares directly, and each such Reporting Person disclaims beneficial ownership of the Master Fund Shares.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:                      February 11, 2009

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

/s/Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*Duly authorized pursuant to the Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with respect to the Common Shares on February 2, 2007, and is incorporated by reference herein.